Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Nine Months Ended May 31,		Three Months Ended May 31,
	2003	2002	2003	2002

AVERAGE MARKET PRICE PER SHARE	$1.45	$0.86	$1.56	$1.12

NET INCOME	$131,593	$207,020	$66,747	$118,369

Basic weighted average number of common shares outstanding	3,285,844	3,235,622	3,318,900	3,251,483

Diluted effect of stock options	208,197	9,486	240,435	116,583

Diluted weighted average number of common shares outstanding	3,494,041	3,245,108	3,559,335	3,368,066

Basic earnings per share	$0.04	$0.06	$0.02	$0.04

Diluted earnings per share	$0.04	$0.06	$0.02	$0.04